Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Ply Gem Holdings, Inc. for the registration of debt securities, preferred stock, common stock, depositary shares, warrants, purchase contracts, and units, and to the incorporation by reference therein of our report dated March 13, 2015, with respect to the consolidated financial statements and schedule of Ply Gem Holdings, Inc. and subsidiaries as of December 31, 2014 and for each of the two years in the period then ended, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Raleigh, North Carolina

August 17, 2016